UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 8)

Fox Entertainment Group, Inc.

(Name of Subject Company (Issuer))

News Corporation

Fox Acquisition Corp

(Name of Filing Persons (Offerors))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

35138T107

(CUSIP Number of Class of Securities)

Lawrence A. Jacobs, Esq.

News Corporation

Fox Acquisition Corp

1211 Avenue of the Americas

New York, New York 10036

(212) 852-7000

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Amy Bowerman Freed, Esq. Hogan & Hartson L.L.P. 875 Third Avenue New York, NY 10022 (212) 918-3000	Lou R. Kling, Esq. Howard L. Ellin, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036-6522 (212) 735-3000

❑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

❑	issuer tender offer subject to Rule 13e-4.

❑	going-private transaction subject to Rule 13e-3.

❑	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ❑

This Amendment No. 8 amends and supplements the Tender Offer Statement on Schedule TO (this “Schedule TO”) filed on January 10, 2005 by News Corporation, a Delaware corporation, and Fox Acquisition Corp, a Delaware corporation and a wholly owned direct subsidiary of News Corporation, as amended by Amendment No. 1 thereto on January 10, 2005, Amendment No. 2 thereto on January 25, 2005, Amendment No. 3 thereto on January 27, 2005, Amendment No. 4 thereto on February 3, 2005, Amendment No. 5 thereto on February 8, 2005, Amendment No. 6 thereto on February 28, 2005 and Amendment No. 7 thereto on March 3, 2005. This Schedule TO relates to the offer by Fox Acquisition Corp to exchange (the “Exchange Offer”) 2.04 shares of News Corporation Class A common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “News Corporation Class A Shares”) for each outstanding share of the Fox Class A Shares on terms and conditions contained in the prospectus related to the Exchange Offer dated February 2, 2005, as supplemented (the “Prospectus”) and the related Letter of Transmittal.

The information set forth in the Prospectus and in the related Letter of Transmittal is incorporated herein by reference.

Items 1-11.

The disclosures set forth in Items 1 through 11 of the Schedule TO are hereby amended and supplemented to reflect the matters set forth in the Prospectus Supplement, filed on March 4, 2005, pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended, and filed as Exhibit (a)(37) to this Amendment No. 7.

Item 12. Exhibits.

(a)(2)	Letter of Transmittal.

(a)(3)	Notice of Guaranteed Delivery.

(a)(4)	Letter of brokers, dealers, commercial banks, trust companies and other nominees.

(a)(5)	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(37)	Prospectus Supplement relating to shares of News Corporation Class A common stock to be issued in the Exchange Offer, filed on March 4, 2005 pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (incorporated by reference from News Corporation’s filing on March 4, 2005 pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended).

(a)(38)	Registration Statement on Form S-4, filed March 4, 2005 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, (incorporated by reference from News Corporation’s filing on March 4, 2005 pursuant to Rule 462(b) under the Securities Act of 1933, as amended).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

News Corporation

By:	/s/ Lawrence A. Jacobs
Name:	Lawrence A. Jacobs
Title:	Senior Executive Vice President and Group General Counsel

Fox Acquisition Corp

By:	/s/ Lawrence A. Jacobs
Name:	Lawrence A. Jacobs
Title:	Senior Executive Vice President, General Counsel

Date: March 4, 2005

EXHIBIT INDEX

Exhibit Number	Exhibit Description

(a)(2)	Letter of Transmittal.

(a)(3)	Notice of Guaranteed Delivery.

(a)(4)	Letter of brokers, dealers, commercial banks, trust companies and other nominees.

(a)(5)	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(37)	Prospectus Supplement relating to shares of News Corporation Class A common stock to be issued in the Exchange Offer, filed on March 4, 2005 pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, (incorporated by reference from News Corporation’s filing on March 4, 2005 pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended).

(a)(38)	Registration Statement on Form S-4, filed March 4, 2005 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, (incorporated by reference from News Corporation’s filing on March 4, 2005 pursuant to Rule 462(b) under the Securities Act of 1933, as amended).

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